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November 3, 2011	Chetan Aras (617) 235-4814 chetan.aras@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Linda Stirling, Esq.

Re: Martin Currie Business Trust (Registration No. 811- 08612) — Responses to Comments Regarding Registration Statement on Form N-1A

Dear Ms. Stirling:

On August 26, 2011, the Martin Currie Business Trust (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Post-Effective Amendment No. 19, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).  On October 4, 2011, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of October 4th and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

Comments to the PPM:

1.                                       Comment:  Please confirm whether the expense limitation agreement (the “MC Expense Limitation Agreement”) between Martin Currie, Inc. (the “Manager”) and the Funds is eligible to be reflected in a separate column in the fee tables.

Response:  While Instruction 3(e) to Item 3 provides that a Fund benefitting from an “expense reimbursement or fee waiver arrangements [with a term of] no less than one year from the effective date of the Fund’s registration statement, … may add two captions to the table,” the Trust has not opted to take advantage of this disclosure option.  The MC Expense Limitation Agreement expires on August 31, 2012, which is technically, greater than one year from the effective date of the Trust’s registration statement.  As Instruction 3(e) provides that a Fund “may” include captions on expense reimbursements or fee waivers, the Trust interprets the Form to mean that this is an optional disclosure.

2.                                       Comment:  Please provide appropriate disclosure if the Manager is entitled to reimbursement or recoupment for certain expenses that were previously waived.

Response:  The MC Expense Limitation Agreement provides that if the expenses of a Fund fall below the applicable expense limitation cap, such Fund must reimburse the Manager for amounts waived within the previous 3 years.  The PPM currently states under “Management of the Trust” that “the Manager shall be entitled to reimbursement by the Fund of any or all advisory fees or other amounts (the ‘Aggregate Reimbursement Amount’) previously waived, reduced, reimbursed or contributed by the Manager with respect to the Fund pursuant to the expense limitation arrangement during the previous three (3) years and not subsequently reimbursed to the Manager, to the extent that the expenses of the Fund for such fiscal quarter plus the amount so reimbursed, when annualized, do not exceed the Expense Limit of the Fund; provided, however, that the amount of any such reimbursement shall in no event exceed the Aggregate Reimbursement Amount of the Fund.”  The Trust confirms that this disclosure is an accurate description of the current reimbursement and recoupment provisions of the MC Expense Limitation Agreement.

3.                                       Comment:  Please include the Trust’s 1940 Act file number on the final page of the PPM.

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.

Comments to the SAI:

4.                                       Comment:  In accordance with Item 17(b)(1) of Form N-1A, please indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response:  The requested change will be reflected in future Registration Statement filings by the Trust.  The disclosure will be revised to state that the determinations were based, in part, on the recognition that the Funds are not publicly offered, that typically investors are made up of large institutions with significant investible assets, and that the Manager typically has a broader advisory role for investors, outside the Trust.

5.                                       Comment:  In accordance with Item 17(b)(1) of Form N-1A, please state whether the chairman of the Board is independent.

Response:  While Jamie Skinner, the interested Trustee, generally serves as chairman of meetings of the Board, the Trust has not currently formally appointed a chairman (although it may do so in the future), and therefore the Trust respectfully submits that this disclosure requirement is inapplicable, in accordance with Item 17(b)(1)of Form N-1A.   Should the Trust take action to formally appoint a chairman, the Trust will reflect the change in any subsequent Registration Statement Filings.

*     *     *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-235-4814 if you have any questions or require additional information.

Sincerely,

/s/ Chetan Aras

Chetan Aras